

25002581

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
Washington, D.C. 20549

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# ANNUAL REPORTS
# FORM X-17A-5
# PART III ⚹

| SEC FILE NUMBER |
| --- |
| 8-68785 |

## FACING PAGE
**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING **01/01/24** AND ENDING **12/31/24**

MM/DD/YY       MM/DD/YY

---

### A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Philpott Ball & Werner, LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer     ☐ Security-based swap dealer     ☐ Major security-based swap participant

    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

**11325 North Community House Road, Suite 170**

(No. and Street)

| **Charlotte** | **NC** | **28277** |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| **Nicholas W Berry** | **704-358-8094** | **nberry@pbandw.com** |
| --- | --- | --- |
| (Name) | (Area Code – Telephone Number) | (Email Address) |

---

### B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

**GreerWalker LLP**

(Name – if individual, state last, first, and middle name)

| **227 West Trade St., Suite 1100** | **Charlotte** | **NC** | **28202** |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

| **June 7, 2005** | **2324** |
| --- | --- |
| (Date of Registration with PCAOB)(If applicable) | (PCAOB Registration Number, if applicable) |

| FOR OFFICIAL USE ONLY |
| --- |
| |

\* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Nicholas W Berry _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Philpott Ball & Werner, LLC _____, as of 12/31 _____, 2 024 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: President

Ma'Kaila Wiley
Notary Public

**This filing** contains (check all applicable boxes):**
- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- □ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- □ (d) Statement of cash flows.
- □ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- □ (f) Statement of changes in liabilities subordinated to claims of creditors.
- □ (g) Notes to consolidated financial statements.
- □ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- □ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- □ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- □ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- □ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- □ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- □ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- □ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- □ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- □ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- □ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- □ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- □ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- □ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- □ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- □ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- □ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Statement of Financial Condition with
Report of Independent Registered Public Accounting
Firm

# Philpott Ball & Werner, LLC

As of December 31, 2024



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of Philpott Ball & Werner, LLC:

**Opinion on the Financial Statement**

We have audited the accompanying statement of financial condition of Philpott Ball & Werner, LLC (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with generally accepted accounting principles in the United States of America.

**Basis for Opinion**

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditors since 2021.

*GreerWalker*

Certified Public Accountants
February 12, 2025
Greenville, SC

**GreerWalker LLP | GreerWalker Corporate Finance LLC | greerwalker.com**
**Charlotte Office** The Carillon | 227 West Trade St., Suite 1100 | Charlotte, NC 28202 | USA | Tel 704.377.0239
**Greenville Office** Wells Fargo Center | 15 South Main St., Suite 800 | Greenville, SC 29601 | USA | Tel 864.752.0080

**Statement of Financial Condition**

December 31, 2024

### Assets

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 1,028,209 |
| Accounts receivable | | 167,947 |
| Prepaid expenses | | 796 |
| Property and equipment, net | | 864 |
| | | |
| Total assets | $ | 1,197,816 |

### Liabilities and Member's Equity

| | | |
|---|---|---:|
| Payable to Parent | $ | 349,549 |
| | | |
| Total liabilities | | 349,549 |
| Member's equity | | 848,267 |
| | | |
| Total liabilities and member's equity | $ | 1,197,816 |

The accompanying notes are an integral part of this financial statement.

**Notes to Financial Statement**

December 31, 2024

**1.      Organization**

Philpott Ball & Werner, LLC (the Company), a Delaware limited liability company, is a wholly-owned subsidiary of Philpott Ball & Werner, Inc. (the Parent).  The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is an investment banking firm headquartered in Charlotte, NC, with an office in Beverly, MA serving small and middle-market companies. The Company offers unbiased advice and assistance to clients regarding mergers and acquisitions and select transaction financing.

**2.      Summary of Significant Accounting Policies**

Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Management's Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Segment Reporting
The Company is engaged in a single line of business as a securities broker dealer.  The Company has identified its Managing Members as the chief operating decision makers ("CODMs") who use sales and net income to evaluate the results of the business and to manage the business.  Additionally, the CODMs use excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or make distributions.  The Company's operations constitute a single operating segment and therefore, a single reportable segment, because CODMs manage the business activities using information from the Company as a whole.  The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Cash and Cash Equivalents
The Company considers all highly liquid investments, which are readily convertible into known amounts of cash and have a maturity of three months or less when acquired to be cash equivalents.  The Company's cash balances exceeded the Federal Deposit Insurance Corporation's insured amount of $250,000 by $778,209 at December 31, 2024.

The accompanying notes are an integral part of this financial statement.

## Accounts Receivable

As of December 31, 2024, no allowance for credit losses was recorded by the Company. The Company recognizes the amount of change in credit losses as an allowance gain or loss in operating expenses in the accompanying statements of operations. For the year ended December 31, 2024, the Company recorded an allowance loss of $112. Accounts are written-off against the allowance when the Company has no reasonable expectation of recovering the receivable, either in its entirety or a portion thereof.

Management estimates the allowance for expected credit losses by applying historical credit loss rates to accounts receivable aging categories. Management considers historical loss information to be a reasonable basis for its estimate as the composition of accounts receivable and the risk characteristics of its customers and lending practices have not changed significantly over time. In addition, accounts are pooled by aging category as the change in risk characteristics is similar as accounts age. Management has determined that the current and reasonable and supportable forecasted economic conditions are consistent with the economic conditions included in the historical information.

## Property and Equipment

Property and equipment are recorded at cost. Costs associated with major acquisitions are capitalized and depreciated. Depreciation is provided over the estimated lives of the depreciable assets. Assets are generally depreciated on the straight-line method. Expenditures for repairs and maintenance costs are charged to expense as incurred. Upon asset disposition, the costs and related accumulated depreciation amounts are relieved and any resulting gain or loss in reflected in operations during the period of disposition.

## Income Taxes

The Company is a limited liability company in which all elements of income and deductions are included in the tax return of the Parent. Therefore, no income tax provision is recorded by the Company. The Company has determined it does not have any material unrecognized tax benefits or obligations as of December 31, 2024. The Company believes it is no longer subject to income tax examinations for years prior to 2021.

## Member's Equity

The Company has one class of member's equity and it is owned 100% by the Parent.

## Subsequent Events

The Company has analyzed its operations subsequent to December 31, 2024, through the date the financial statements were available to be issued, for potential recognition or disclosure in the financial statements.

## 3.       Property and Equipment

The following is a summary of property and equipment at December 31, 2024:

|  | Useful Lives |  |  |
|---|---|---|---|
| Computers and office equipment | 3-5 years | $ | 11,254 |
| Accumulated depreciation |  |  | (10,390) |
| Property and equipment, net |  | $ | 864 |

The accompanying notes are an integral part of this financial statement.

**4.**     **Related Party Transactions**

The Company has a management agreement with the Parent for the reimbursement of administrative costs, including the use of office space, office expenses, utilities, employees and telephones. Amounts due to the Parent at December 31, 2024 were $349,549.

**5.**     **Net Capital Requirements**

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of the greater of $5,000 or $6^{2/3}$% of total aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.  At December 31, 2024, the Company had net capital of $678,660 which was $655,357 in excess of requirement minimum net capital of $23,303, and its ratio of aggregate indebtedness to net capital was .5151 to 1.

**6.**     **Commitments and Contingencies**

The Company is not currently involved in any claims or actions arising in the normal course of business.

**7.**     **Other Accounting Pronouncements**

Other accounting standards that have been issued or proposed by FASB or other standard-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

The accompanying notes are an integral part of this financial statement.